PAGE 1 OF 7 PAGES

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                 Schedule 13D/A
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)

                               (Amendment No. 11)*

                                AMREP Corporation
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    032159105
                         ------------------------------
                                 (CUSIP Number)

                                Nicholas G. Karabots
                                  P.O. Box 736
                            Ft. Washington, PA 19034
                                 (215) 643-5800
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 6, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER: 032159105                                        PAGE 2 OF 7 PAGES

--------------------------------------------------------------------------------
1)   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

              Nicholas G. Karabots
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group *
     (a)      _______
     (b)      _______
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds*

                             PF
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization

       United States of America
--------------------------------------------------------------------------------
   Number of          7)      Sole Voting Power
     Shares
  Beneficially                2,818,893
                      ---------------------------------------------------------
    Owned by          8)      Shared Voting Power
Each Reporting
  Person With                                0
                       ---------------------------------------------------------
                       9)      Sole Dispositive Power

                               2,818,893
                       ---------------------------------------------------------
                       10)     Shared Dispositive Power

                               0
                       ---------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

              2,818,893
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*
                                                                            [  ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

             42.4%
--------------------------------------------------------------------------------
14)  Type of Reporting Persons (See Instructions)*

              IN

--------------------------------------------------------------------------------
                 * See Instructions before filling out!

CUSIP NUMBER: 032159105                                        PAGE 3 OF 7 PAGES

--------------------------------------------------------------------------------
1)   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

              Glendi Publications, Inc. 59-2235938
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group *
     (a)      _______
     (b)      _______
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds*

              Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization

              Delaware
--------------------------------------------------------------------------------
   Number of         7)  Sole Voting Power
     Shares
  Beneficially           1,471,180
                     -----------------------------------------------------------
    Owned by
Each Reporting       8)  Shared Voting Power
  Person With
                         0
                     -----------------------------------------------------------
                     9)  Sole Dispositive Power

                         1,471,180 shares
                     -----------------------------------------------------------
                     10) Shared Dispositive Power

                         0
                     -----------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

              1,471,180
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*
                                                                            [  ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

              22.1%
--------------------------------------------------------------------------------
14)  Type of Reporting Persons (See Instructions)*

              CO
--------------------------------------------------------------------------------
                 * See Instructions before filling out!

CUSIP NUMBER: 032159105                                        PAGE 4 OF 7 PAGES

--------------------------------------------------------------------------------
1)   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

              London Publishing Co.              23-2690745
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group *
     (a)      _______
     (b)      _______
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds*

              Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization

              Pennsylvania
--------------------------------------------------------------------------------
   Number of         7)  Sole Voting Power
     Shares
  Beneficially           410,000
                     -----------------------------------------------------------
    Owned by
Each Reporting       8)  Shared Voting Power
  Person With
                         0
                     -----------------------------------------------------------
                     9)  Sole Dispositive Power

                         410,000
                     -----------------------------------------------------------
                     10) Shared Dispositive Power

                         0
                     -----------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

              410,000
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*
                                                                            [  ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

              6.2%
--------------------------------------------------------------------------------
14)  Type of Reporting Persons (See Instructions)*

              CO
--------------------------------------------------------------------------------
                     * See Instructions before filling out!

CUSIP NUMBER: 032159105                                        PAGE 5 OF 7 PAGES

Item 1.  Security and Issuer.
         -------------------

         This Amendment No. 11 to Schedule 13D ("Amendment No. 11") amends and supplements the prior statement on Schedule 13D (the "Statement") as filed by
Nicholas Karabots on Amendment No. 10 to Schedule 13D dated July 31, 1996 ("Amendment No. 10"), Amendment No. 9 to Schedule 13D dated September 25, 1995, Amendment No. 8 to Schedule 13D dated January 12, 1995, Amendment No. 7 to
Schedule 13D dated January 5, 1995, Amendment No. 6 to Schedule 13D dated September 15, 1994, Amendment No. 5 to Schedule 13D dated June 2, 1994, Amendment No. 4 to Schedule 13D dated March 1, 1994, and Amendment No. 3 to
Schedule 13D dated January 31, 1994. Amendment No. 3 to Schedule 13D amended and restated the entire text of the Statement on Schedule 13D dated August 4, 1993, as amended by Amendment No. 1 dated December 22, 1993 and Amendment No. 2 dated January 21, 1994, all of which relate to the Common Stock, $.10 par value, of AMREP Corporation, an Oklahoma corporation (the "Corporation"). In the event that any disclosure contained in this Amendment No. 11 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 11.

         As disclosed under Item 3 below, Mr. Karabots acquired 48,800 shares of Common Stock since the date of Amendment No. 10. Although the shares acquired by Mr. Karabots did not, in and of themselves, represent a material change in the facts set forth in the Statement, the Corporation has, since the date of such acquisitions by Mr. Karabots, been repurchasing its shares. The combination of Mr. Karabots' acquisition of the 48,800 shares and the Corporation's repurchases have, together, resulted in a material change in Mr. Karabots' percentage ownership of the Common Stock of the Corporation

         The principal executive offices of the Corporation are located at 641 Lexington Avenue, 6th Floor New York, NY 10002.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Item 3 of the Statement is hereby amended by adding one new paragraph following the last paragraph of Item 3 to read as follows:

         Mr. Karabots acquired beneficial ownership of an aggregate of 48,800 shares of Common Stock of the Corporation through open market purchases between July 29, 1998 and August 6, 1998 for an aggregate purchase price of $315,081.25. Mr. Karabots made these purchases using personal funds.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5 of the Statement is hereby amended by deleting paragraphs (a) and (b) thereof and substituting therefor the following:

         (a) Mr. Karabots beneficially owns all of the 2,818,893 shares of the Common Stock reported on this Statement, which shares represent approximately 42.4% of the outstanding shares of the Common Stock.1 Mr. Karabots owns 935,713 of such shares of the Common Stock directly, he owns 1,471,180 of such shares indirectly through Glendi, and he owns the remaining 410,000 of such shares

--------
1 The percentage of outstanding shares of Common Stock was calculated with reference to the number of shares outstanding as of March 14, 2000, as reported in the Corporation's Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2000 as adjusted by the results of the Corporation's Dutch Auction as reported in the Corporation's press release dated June 7, 2000.

CUSIP NUMBER: 032159105                                        PAGE 6 OF 7 PAGES

indirectly through London. In addition, 2,000 of the shares of Common Stock beneficially owned by Mr. Karabots represent options to purchase Common Stock which are immediately exercisable.

         (b) Mr. Karabots has sole voting and sole dispositive power as to all of the 2,818,893 shares of the Common Stock reported on this Statement. Glendi and London also have sole voting and sole dispositive power as to 1,471,180 and 410,000 of such shares, respectively.

         (c) Mr. Karabots purchased 48,800 shares of the Common Stock on the open market on the dates and in the amounts set forth on Annex 1 attached hereto.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:    June 8, 2000                             /s/ Nicholas G. Karabots
                                                  ------------------------------
                                                  Nicholas G. Karabots



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                                   GLENDI PUBLICATIONS, INC.


Date:    June 8, 2000                              By: /s/ Nicholas G. Karabots
                                                       -------------------------
                                                   Name:  Nicholas G. Karabots
                                                   Title:    Chairman



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                                  LONDON PUBLISHING CO.


Date:    June 8, 2000                             By: /s/ Nicholas G. Karabots
                                                       -------------------------
                                                  Name:  Nicholas G. Karabots
                                                  Title:    Chairman

CUSIP NUMBER: 032159105                                        PAGE 7 OF 7 PAGES

                                     ANNEX 1

Open Market Purchases in the Common Stock of the Corporation Since July 31, 1996

-----------------------------------------------------------------------------------------------------------
                     Person Effecting       Nature of
Date                 Transaction            Transaction          Number of Shares           Price Per Share
-----------------------------------------------------------------------------------------------------------
July 29, 1998        Nicholas G. Karabots       Purchase                 2,000                  $6.6250
--------------------------------------------------------------------------------------------------------
July 29, 1998        Nicholas G. Karabots       Purchase                 1,000                   6.8125
--------------------------------------------------------------------------------------------------------
July 29, 1998        Nicholas G. Karabots       Purchase                 1,000                   6.9375
--------------------------------------------------------------------------------------------------------
July 30, 1998        Nicholas G. Karabots       Purchase                 2,600                   6.8750
--------------------------------------------------------------------------------------------------------
July 31, 1998        Nicholas G. Karabots       Purchase                 4,300                   6.7500
--------------------------------------------------------------------------------------------------------
August 3, 1998       Nicholas G. Karabots       Purchase                 2,400                   6.6250
--------------------------------------------------------------------------------------------------------
August 4, 1998       Nicholas G. Karabots       Purchase                 3,000                   7.0000
--------------------------------------------------------------------------------------------------------
August 5, 1998       Nicholas G. Karabots       Purchase                 4,000                   6.6250
--------------------------------------------------------------------------------------------------------
August 6, 1998       Nicholas G. Karabots       Purchase                   500                   6.0625
--------------------------------------------------------------------------------------------------------
August 6, 1998       Nicholas G. Karabots       Purchase                 4,000                   6.1875
--------------------------------------------------------------------------------------------------------
August 6, 1998       Nicholas G. Karabots       Purchase                 4,000                   6.2500
--------------------------------------------------------------------------------------------------------
August 6, 1998       Nicholas G. Karabots       Purchase                20,000                   6.2500
--------------------------------------------------------------------------------------------------------